P.E. 2/1/02


02017064


RECEIVED
FEB 2 5 2002
354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2002

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

3 Hagalim Boulevard • Herzlia 46725 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

Attached hereto as Exhibit (1) and incorporated by reference herein is the text of a press release issued by the Registrant regarding the announcement of the amendment of an agreement among Dan Goldstein, the Chairman and Chief Executive Officer of the Registrant, Gad Goldstein, the President of the Registrant, and Iscal Holdings Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)



By: ______________________
Ernest S. Wechsler
Pursuant to a Power of Attorney

Dated: February 21, 2002

NYOLIB1\JJGB\239214.01

EXHIBIT INDEX

(1) Press release regarding the announcement of the amendment of an agreement among Dan Goldstein, the Chairman and Chief Executive Officer of the Registrant, Gad Goldstein, the President of the Registrant, and Iscal Holdings Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange.

Exhibit (1)

Press release regarding the announcement of the amendment of an agreement among Dan Goldstein, the Chairman and Chief Executive Officer of the Registrant, Gad Goldstein, the President of the Registrant, and Iscal Holdings Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange.

*   *   *   *

FOR IMMEDIATE RELEASE

Contact: **Dan Goldstein, Chairman, Formula Systems (1985) Ltd.**
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

DAN AND GAD GOLDSTEIN AMEND TERMS OF AGREEMENT WITH ISCAL HOLDINGS LTD.

Herzliya, Israel, February 21, 2002 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that Dan Goldstein, its Chairman and Chief Executive Officer, and Gad Goldstein, its President, have amended the terms of their August 2001 agreement with Iscal Holdings Ltd., a publicly traded company in the Tel Aviv Stock Exchange. Pursuant to a binding memorandum of understanding, the parties have agreed that certain adjustments to the ownership levels of Formula ordinary shares will be made, and that the provisions of the original agreement regarding the voting of Formula ordinary shares and the nomination of directors by Iscal will be null and void. After giving effect to this transaction, as well as the recent purchase by Messrs. Goldstein of Formula ordinary shares from Shamrock Holdings of California, Inc., Messrs. Goldstein will own an aggregate of 22.5% of the total outstanding share capital of Formula and Iscal will own approximately 13% of the total outstanding share capital of Formula. The parties have agreed to enter into definitive agreements in connection with this binding memorandum of understanding within thirty days.

Messrs. Goldstein also advised Formula that if within a specified period of time Iscal acquires additional Formula ordinary shares in an amount such that it will have a level of ownership similar to Messrs. Goldstein (including acquisitions through a tender offer, if required under applicable law), then Messrs. Goldstein and Iscal will enter into a shareholders agreement that will include provisions relating to voting rights and the nomination of directors. The agreement will also include customary provisions relating to transfer restrictions, rights of first refusal and certain rights among the parties to participate in future sales by such parties of

Formula ordinary shares. The parties expect to finalize the terms of this shareholders agreement in connection with the execution of the definitive agreements discussed above.

Dan Goldstein, Chairman and Chief Executive Officer of Formula, said: "We are pleased to announce that we are increasing our direct ownership of Formula and we look forward to continuing to lead the company to greater achievements."

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful consummation of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.